[redacted]

08030229

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-34084 |

**FACING PAGE**
**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Brokerage Services, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

**770 North Water Street**
(No. and street)

**Milwaukee** (City) **Wisconsin** (State) **53202** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**William J. Crain, Jr., Senior Vice President** **(414) 765-8195**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

**555 East Wells Avenue** (Address) **Milwaukee** (City) **WI** (State) **53202** (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, William J. Crain Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Brokerage Services, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name William J. Crain Jr.
Title Senior Vice President

Notary Public

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing Page |
| X | (b) | Statement of Financial Condition |
| X | (c) | Statement of Income (Loss) |
| X | (d) | Statement of Changes in Financial Condition |
| X | (e) | Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors |
| X | (g) | Computation of Net Capital |
| | (h) | Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 |
| | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| | (j) | A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| X | (l) | An Oath or Affirmation |
| | (m) | A Copy of the SIPC Supplemental Report |
| | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit |
| X | (o) | Independent Auditor's Supplemental Report on Internal Control |

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

# M&I Brokerage Services, Inc.
(SEC I.D. 8-34084)

Financial Statements as of and for the Year Ended December 31, 2007, Supplemental Schedules as of December 31, 2007, Independent Auditors' Report and Supplemental Report on Internal Control

# M&I BROKERAGE SERVICES, INC.

## TABLE OF CONTENTS

# Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
M&I Brokerage Services, Inc.
Milwaukee, WI

We have audited the accompanying statement of financial condition of M&I Brokerage Services, Inc, (the "Corporation"), a wholly owned subsidiary of Marshall & Ilsley Corporation, as of December 31, 2007, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules at page 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2008

# M&I BROKERAGE SERVICES, INC.

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2007

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $12,533,364 |
| RECEIVABLE FROM CLEARING ORGANIZATION | 199,252 |
| OTHER RECEIVABLES | 926,701 |
| PREPAID EXPENSES | 194,321 |
| CAPITALIZED INTERNAL USE SOFTWARE | 494,992 |
| EQUIPMENT | 347,917 |
| GOODWILL | 114,944 |
| DEFERRED TAX ASSET | 384,023 |
| OTHER ASSETS | 498,798 |
| TOTAL | $15,694,312 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 1,365,983 |
| Accounts payable to affiliates | 1,304,776 |
| Total liabilities | 2,670,759 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $1.00 par value, 2,500 shares issued and outstanding | 2,500 |
| Additional paid-in capital | 6,670,569 |
| Accumulated other comprehensive income | 14,017 |
| Retained earnings | 6,336,467 |
| Total stockholder's equity | 13,023,553 |
| TOTAL | $15,694,312 |

See notes to financial statements.

## M&I BROKERAGE SERVICES, INC.

### STATEMENT OF INCOME
### FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| REVENUE: | |
| Sale of investment company shares | $19,816,243 |
| Securities commissions | 2,004,119 |
| Annuity commissions | 7,435,848 |
| Managed asset allocation portfolio commissions | 3,492,616 |
| Insurance program management fee income | 1,468,438 |
| Intercompany service fees | 1,237,208 |
| Interest | 475,546 |
| Other | 921,222 |
| Total revenue | 36,851,240 |
| EXPENSES: | |
| Referral charges | 20,436,199 |
| Salaries and benefits | 6,090,741 |
| Clearance | 650,860 |
| Occupancy and equipment | 502,281 |
| Communications | 143,869 |
| Other | 2,268,965 |
| Total expenses | 30,092,915 |
| INCOME BEFORE PROVISION FOR TAXES | 6,758,325 |
| PROVISION FOR TAXES | 2,757,880 |
| NET INCOME | $ 4,000,445 |

See notes to financial statements.

# M&I BROKERAGE SERVICES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2007

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income | Retained Earnings | Total |
|---|---|---|---|---|---|
| BALANCE — January 1, 2007 | $ 2,500 | $6,452,781 | $ 14,017 | $ 2,336,022 | $ 8,805,320 |
| Net income | | | | 4,000,445 | 4,000,445 |
| Share-based compensation | | 119,173 | | | 119,173 |
| Tax benefit of share-based compensation | | 98,615 | | | 98,615 |
| BALANCE — December 31, 2007 | $ 2,500 | $6,670,569 | $ 14,017 | $ 6,336,467 | $13,023,553 |

See notes to financial statements.

## M&I BROKERAGE SERVICES, INC.

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| OPERATING ACTIVITIES: | |
| Net income | $ 4,000,445 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 284,859 |
| Deferred taxes | (14,204) |
| Loss on disposal of equipment | 99 |
| Share-based compensation | 119,173 |
| Increase in accounts receivable and other assets | (43,847) |
| Decrease in accounts payable and accrued expenses | 153,531 |
| Sale of trading securities | 222,859 |
| Net cash provided by operating activities | 4,722,915 |
| INVESTING ACTIVITIES: | |
| Additions to capitalized internal use software | (154,043) |
| Purchase of equipment | (163,987) |
| Proceeds from sale of equipment | 1,583 |
| Net cash used in investing activities | (316,447) |
| FINANCING ACTIVITIES — Tax benefit of share-based compensation | 98,615 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 4,505,083 |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of year | 8,028,281 |
| End of year | $12,533,364 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION: | |
| Interest paid during year | $ 31,359 |
| Income taxes paid during year | $ 2,451,390 |

See notes to financial statements.

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization** — M&I Brokerage Services, Inc. (the "Corporation") is a wholly-owned subsidiary of Marshall & Ilsley Corporation ("M&I"). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority, Inc.

The Corporation offers and sells mutual funds, variable annuities, and unit investment trusts for its customers which are cleared on a direct and fully-disclosed basis. Also, the Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully-disclosed basis.

**Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

**Cash and Cash Equivalents** — For purposes of reporting cash flows, cash equivalents include investments in money market mutual funds. As of December 31, 2007, $12,324,180 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund which represents a concentration of credit risk. As of December 31, 2007, $209,184 was invested in an M&I demand deposit account.

**Securities Transactions** — The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement-date basis which is not materially different from a trade-date basis. The Corporation classifies these securities as trading securities, which are recorded at fair value.

**Equipment** — Equipment is recorded at cost and depreciated on the straight-line method over periods ranging from three to ten years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for equipment was $119,103 in 2007 and accumulated depreciation at December 31, 2007, was $1,467,978.

**Capitalized Internal Use Software** — The Corporation capitalizes costs for software that will be used solely for its operations following the criteria of Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, the costs of this internal use software are capitalized beginning at the software application development phase. Capitalized internal use software costs are amortized using the straight-line method over a sixty-month period. Amortization expense for the capitalized internal software was $165,756 in 2007 and accumulated amortization at December 31, 2007, was $1,107,837.

**Goodwill and Other Intangibles** — Goodwill is not amortized, but is evaluated at least annually for impairment or more frequently should events occur that would indicate impairment has occurred. The

Corporation performed its annual test for impairment as of June 30, 2007. Accordingly, the Corporation has concluded that there continues to be no impairment with respect to goodwill.

**Federal Income Taxes** — The Corporation is included in the consolidated federal income tax return of M&I. M&I charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return. Deferred income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

**Recent Accounting Pronouncements** — In May 2007, FASB issued FASB Staff Position No. FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"). FSP FIN 48-1 amends FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. FIN No. 48, which was adopted by the Corporation on January 1, 2007, clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. FSP FIN 48-1 is effective upon the initial adoption of FIN No. 48 and therefore was adopted by the Corporation in the beginning of fiscal 2007. The adoption of FSP FIN 48-1 did not have an impact on the accompanying financial statements.

**Share-Based Compensation** — Corporation employees participate in the Executive Stock Option and Restricted Stock plans of M&I, which provide for the grant of nonqualified and incentive stock options and rights to purchase restricted shares to key employees and directors. Corporation employees also participate in the qualified employee stock purchase plan (ESPP) of M&I. The amounts presented herein are the allocated costs related to options held by Corporation employees.

## 2. TRANSACTIONS WITH RELATED PARTIES

The Corporation has management and services agreements which govern certain related party arrangements with M&I affiliates, whereby the Corporation receives revenue for the management of M&I Insurance Services, commissions on sales of mutual fund and trust assets and other fees charged to M&I affiliates for ancillary services. In addition, the Corporation pays a referral commission to M&I affiliates on products sold by the affiliates on behalf of the Corporation. Also, M&I and M&I affiliates charge the Corporation for occupancy and other ancillary services. In 2007, the Corporation recorded the following transactions with M&I and M&I affiliates:

| | Revenue (Expense) |
|---|---|
| Managed asset allocation portfolio commissions | $ 3,492,616 |
| Sale of investment company shares | 1,529,878 |
| Insurance program management fee income | 1,468,438 |
| Non-bank service fees | 1,237,208 |
| Bond revenue | 319,450 |
| Referral charges | (20,436,199) |
| Management services fees | (313,941) |
| Bank service charges | (199,617) |
| Share-based compensation | (119,173) |
| Employee compensation and benefits | (150,138) |
| Occupancy and equipment | (98,976) |
| Communications | (30,005) |
| Data processing service fees | (3,201) |

Nonbank service fees, bond revenue, and referral commissions are included as other revenue on the statement of income. Data processing service fees, bank service charges, and management service fees are included as other expenses on the statement of income. These transactions may not be reflective of those that would have been incurred between unrelated parties.

Related to the Corporation's participation in the Executive Stock Option Plan, Restricted Stock Plan, and ESPP of M&I, the Corporation is allocated its share of share-based compensation expense, which was $119,173 in 2007. That cost is measured based on the fair value of the equity or liability instruments issued.

## 3. NET CAPITAL AND OTHER REQUIREMENTS

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the Securities and Exchange Commission which requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2007, the Corporation's ratio of aggregate indebtedness to net capital was 0.27 to 1 and net capital, as defined, was $9,934,778, which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

## 4. INCOME TAXES

Effective January 1, 2007, the Corporation adopted the provisions of FIN No. 48, and there was no effect on the financial statements. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Corporation files income tax returns in the U.S. (as part of the Marshall & Ilsley Corporation consolidated return) and various state jurisdictions. With limited exceptions, the Corporation is no longer subject to examinations by federal and state taxing authorities for taxable years before 2003.

The Corporation does not anticipate that within 12 months of December 31, 2007, that the total amount of unrecognized tax benefits will significantly increase or decrease due to any separate tax position.

As of December 31, 2007, and as of the date of adoption there were no unrecognized tax benefits.

Upon adoption of FIN No. 48, the Corporation changed its policy to include interest and penalties related to income tax liabilities in income tax expense. Prior to adoption of FIN No. 48, the Corporation's policy was to record interest and penalties related to income tax liabilities to other expense, a component of income before income taxes.

The current and deferred portions of the provision for income taxes for the year ended December 31, 2007, are as follows:

| | |
|---|---|
| Current: | |
| Federal | $2,206,768 |
| State | 565,316 |
| | 2,772,084 |
| Deferred: | |
| Federal | (12,005) |
| State | (2,199) |
| | (14,204) |
| Total provision for taxes | $2,757,880 |

The difference between the Corporation's effective income tax rate and the statutory federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2007, are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Accrued postretirement benefits | $ 40,862 |
| Deferred compensation | 216,440 |
| Stock option and ESPP compensation | 335,686 |
| Other | 46,066 |
| Total deferred tax assets | 639,054 |
| Deferred tax liabilities: | |
| Capitalized software | 198,665 |
| Other | 46,969 |
| Accumulated pension benefit obligation | 9,397 |
| Total deferred tax liabilites | 255,031 |
| Net deferred tax asset | $384,023 |

## 5. EMPLOYEE SHARE BASED PAYMENTS

M&I has equity incentive plans which provide for the grant of nonqualified and incentive stock options, stock appreciation rights, rights to purchase shares of restricted stock and the award of restricted stock units to key employees and directors of M&I at prices ranging from zero to the market value of the shares at the date of grant. The equity incentive plans generally provide for the grant of options to purchase shares of M&I's common stock for a period of ten years from the date of grant. Stock options granted generally become exercisable over a period of three years from the date of grant. However, stock options granted to directors of M&I vest immediately and stock options granted after 1996 provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant. Restrictions on stock or units issued pursuant to the Equity Incentive Plans generally lapse within a three to seven year period.

M&I also has a qualified employee stock purchase plan (the "ESPP") which gives employees who elect to participate in the plan the right to acquire shares of M&I's common stock at the purchase price, which is 85 percent of the fair market value of M&I's common stock on the last day of each three month period within the one-year offering period which extends from July 1 to June 30. Prior to July 1, 2006, the ESPP gave employees, who elected to participate in the plan, the right to acquire shares of M&I's common stock at the purchase price, which was 85 percent of the lesser of the fair market value of M&I's common stock on the first or last day of the one-year offering period ("look-back feature"). Effective July 1, 2006, the ESPP plan was amended to eliminate the look-back feature. Under the current plan, 375,401 shares were purchased for the year ended December 31, 2007, and 175,096 shares were purchased from July 1, 2006 through December 31, 2006. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period.

Activity relating to nonqualified and incentive stock options was:

| | Number of Shares | Option Price Per Share | Weighted-Average Exercise Price |
|---|---|---|---|
| Shares under option at December 31, 2006 | 124,950 | $10.76–48.07 | $ 35.44 |
| Options granted | 39,207 | 41.96–49.20 | 42.52 |
| Options lapsed or surrendered | (4,517) | 41.95–48.07 | 45.32 |
| Options exercised | (21,782) | 22.80–42.82 | 30.72 |
| Options transferred | 1,225 | 41.95–48.07 | 43.92 |
| Shares under option at October 31, 2007 | 139,083 | 20.76–49.20 | 37.93 |
| Option changes in connection with separation | 46,744 | 15.53–36.82 | 28.39 |
| Options granted | | | |
| Options lapsed or surrendered | (8,923) | 15.53–35.98 | 20.16 |
| Options exercised | | | |
| Options transferred | 8,570 | 18.53–23.01 | 19.58 |
| Shares under option at December 31, 2007 | 185,474 | $15.53–36.82 | 28.38 |

The assumptions used to determine such value at December 31, 2007, are as follows:

| | |
|---|---|
| Risk-free interest rates | 4.10–4.77% |
| Expected volatility | 16.60% |
| Expected term (in years) | 6.92–7.29 |
| Expected dividend yield | 2.38–2.91% |

The total intrinsic value of nonqualified and incentive stock options exercised during 2007 was $380,580. The weighted-average fair value of options granted during 2007 was $8.47.

There was approximately $362,000 of total unrecognized compensation expense related to unvested nonqualified and incentive stock options at December 31, 2007. The total unrecognized compensation expense will be recognized over a weighted average period of 1.8 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of FASB Statement No. 123(R) and is recognized on a straight-line basis for awards granted after the effective date.

For the year ended December 31, 2007, the expense for nonqualified and incentive stock options that is included in salaries and benefits expense in the statement of income amounted to $100,303. This amount is considered noncash expense for the statement of cash flow purposes.

The compensation cost per share for the ESPP was $7.44 for the plan year ended June 30, 2007. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period. The total estimated shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. For the year ended December 31, 2007, the total expense for the ESPP that is included in salaries and benefits expense in the statement of income amounted to $18,870. This amount is considered noncash expense for the statement of cash flow purposes.

## 6. EMPLOYEE RETIREMENT AND HEALTH PLANS

M&I has a defined contribution plan that consists of a retirement component and an incentive savings component in which the Corporation is a participant and which covers substantially all of the Corporation's employees. The retirement component provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, an additional profit sharing amount may also be contributed to the retirement component and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings component, employee contributions up to a maximum of 6% of eligible compensation are matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to these plans was $385,387 in 2007.

The Corporation is a member of the M&I health benefit plan. The consolidated M&I accumulated postretirement benefit obligation as of December 31, 2007, totaled $65,028,925. The 2007 net periodic postretirement benefit expense was $9,228, representing the Corporation's portion of the overall M&I consolidated 2007 postretirement expense of $1,485,436.

The postretirement benefit obligation and annual expense is allocated to the Corporation based upon the average claim experience for the consolidated M&I health plan and the demographics of the subsidiaries' employees and retirees. The assumed health care cost trend for 2008 was 8% for pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5.0% for pre-age 65 and for post-age 65 retirees in 2014 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the December 31, 2007, consolidated M&I accumulated obligation by approximately $6,650,629 and the 2007 consolidated M&I postretirement expense by $529,716.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation in 2007 was 6.00%.

## 7. COMMITMENTS AND CONTINGENCIES

The Corporation has provided a guarantee to its clearing broker. Under the agreement, the Corporation has agreed to indemnify the clearing broker for customers introduced by the Corporation that are unable to satisfy the terms of their contracts. The Corporation's liability under these arrangements is not quantifiable. However, management believes the potential for the Corporation to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

As a broker-dealer, the Corporation is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional, and individual investors. A significant portion of the Corporation's transactions are on a principal basis which are subject to the risk of counterparty nonperformance. The Corporation's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation's liability under these arrangements is not quantifiable. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Corporation believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

* * * * * *

# SUPPLEMENTAL SCHEDULES

# M&I BROKERAGE SERVICES, INC.

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 AS OF DECEMBER 31, 2007

| | | |
|---|---|---|
| Total stockholder's equity | | $13,023,553 |
| Nonallowable equity | | 14,017 |
| Total equity qualified for net capital | | 13,009,536 |
| Nonallowable assets: | | |
| Trailer fees receivable | $ 793,278 | |
| Receivables from affiliates | 498,147 | |
| Equipment — net | 347,917 | |
| Other nonallowable assets | 1,188,932 | |
| | | 2,828,274 |
| Net capital before securities haircuts | | 10,181,262 |
| Haircuts on securities | | 246,484 |
| NET CAPITAL | | $ 9,934,778 |
| MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS) | | $ 179,721 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT | | $ 250,000 |
| NET CAPITAL REQUIREMENT | | $ 250,000 |
| EXCESS NET CAPITAL | | $ 9,684,778 |
| EXCESS NET CAPITAL AT 1000% | | $ 9,665,197 |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 2,695,808 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 28 % |
| RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2007): | | |
| Net Capital, as reported on Company's Part IIA (Unaudited) FOCUS report filed on January 24, 2008 | | $ 9,909,730 |
| Adjustment to deferred tax asset | | 25,048 |
| NET CAPITAL PER ABOVE | | $ 9,934,778 |

# M&I BROKERAGE SERVICES, INC.

## EXEMPTIVE PROVISION UNDER RULE 15C3-3
## AS OF DECEMBER 31, 2007

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through Pershing LLC, division of The Bank of New York Company, Inc.

Note: The information in this Schedule II is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by the Corporation on January 24, 2008.

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

February 27, 2008

To the Board of Directors of
M&I Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of M&I Brokerage Services, Inc., (the "Corporation"), a wholly-owned subsidiary of Marshall & Ilsley Corporation, as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP



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